June 30, 2010
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Flavors & Fragrances Inc.
File No. 1-4858
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2010
Form 8-K filed February 9, 2010
Definitive Proxy Statement filed March 9, 2010
Dear Mr. Decker:
International Flavors & Fragrances Inc. (“IFF” or the “Company”) is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated June 16, 2010. The items below correspond to the matters raised in your letter, the questions raised by the Commission have been repeated, and the Company’s response immediately follows.
Exhibit 23 — Consent of Independent Registered Public Accounting Firm
1.	We note your response to prior comment 7. Item 601(b)(23)(ii) of Regulation S-K requires a signed consent to be filed as an exhibit to the Form 10-K. Please file an amendment to your Form 10-K which includes the signed consent from PricewaterhouseCoopers LLP.

Company Response:
As discussed during the June 23, 2010 telephone conversation between Marc Birenkrant of the Company and Mr. Decker of the Commission, the Company proposes correcting this inadvertent technical error by filing a Form 8-K, a draft disclosure of which is set forth on Annex A hereto. A copy of the Consent of Independent Registered Public Accounting Firm (the “Consent”) with the conformed signature of PricewaterhouseCoopers LLP would be filed with the Form 8-K under Item 9.01 along with disclosure under Item 8.01 reporting that at the time the Company filed its Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), it had received a manually signed copy of the Consent from PricewaterhouseCoopers LLP dated February 25, 2010, although the Company inadvertently neglected to include the conformed signature as part of the Edgarized Consent filed as Exhibit 23 to the 2009 Form 10-K. The Company respectfully submits that this proposed course of action would provide investors with notice regarding the omission of the conformed signature to the Consent filed with the 2009 Form 10-K and would serve to incorporate by reference the Consent with the conformed signature into the Forms S-8 and S-3 listed in the Consent.

As required pursuant to Part II, Item 3 of Form S-8, each Form S-8 included in the Consent provides that all documents subsequently filed by the Company pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold) shall be deemed to be incorporated by reference in the registration statement. Similarly, as required pursuant to Part I, Item 12 of Form S-3, each Form S-3 included in the Consent includes language providing that all other documents subsequently filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into the prospectus. As a result of this operative language, and as permitted by Item 601 of Regulation S-K, the proposed Form 8-K with the re-filed Consent containing the conformed signature of PricewaterhouseCoopers LLP will be deemed to be incorporated by reference into each of the Company’s registration statements and prospectuses to which the Consent relates. Accordingly, because the signed Consent would be incorporated by reference into each of the Company’s active registration statements and related prospectuses, there would be a legally effective basis for expert liability related to the Consent under Section 11 of the Securities Act of 1933.
The Company intends, and hereby undertakes, to include a conformed signature with any future required Consent of Independent Registered Public Accounting Firm. The Company respectfully notes that the Report of PricewaterhouseCoopers LLP dated February 25, 2010 (relating to the Company’s financial statements and schedule included in the Form 10-K and the effectiveness of internal control over financial reporting of the Company) that was included in the 2009 Form 10-K appropriately contained a conformed signature. In addition, the Consent incorporating such Report from PricewaterhouseCoopers LLP into the Forms S-8 and S-3 listed in Exhibit 23 to the 2009 Form 10-K was filed with the 2009 Form 10-K, albeit without the typographical indication of a conformed signature. The Company respectfully believes that filing a Form 8-K would be an efficient manner of correcting the inadvertent typographical error in its 2009 Form 10-K, without investor confusion or concern that may be caused by the filing of a Form 10-K/A. In the event the Company becomes aware of any investor questions regarding the location of the signed Consent, it will direct such investor to the copy of the signed Consent filed with the Form 8-K.
FORM 8-K FILED FEBRUARY 9, 2010
Exhibit 99.1
2.	We note your response to prior comment 8. You believe that your presentation provides important clarifying information. Particular non-GAAP adjustments may impact a number of GAAP items and you believe that your current presentation provides that information in a clear and easily followed manner. It appears that your objectives could be achieved and similar clarifying information could be provided without presenting full non-GAAP income statements. For example, summarized income statement information could be presented rather than full income statements. As stated in Compliance and Disclosures Interpretation 102.10, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, it is generally not appropriate to present a full non-GAAP income statement as it may attach undue prominence to the non-GAAP information. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements.

Company Response:
In future filings we will present summarized income statement information only in the “Adjusted (Non-GAAP)” column for line items which are affected by discreet items, rather than presenting a full non-GAAP income statement. We believe this presentation will enable a reader still to see component by component the reconciling items and key metrics such as gross profit, operating profit, net income and earnings per share.
We have provided below an indication (using the Full Year 2009 Results) of how such a disclosure will look:
The following information and schedule provides reconciliation information between reported GAAP amounts and certain adjusted amounts. This information and schedule is not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.

			Employee
	Reported	Restructuring	Separation	Adjusted
	(GAAP)	Charges	Costs	(Non-GAAP)

Net Sales	$2,326,158	—	—

Cost of goods sold	1,391,032	—	—
Gross Profit	935,126	—	—

Research and development	193,843	—	—
Selling and administrative	376,541	—	6,320	370,221
Amortization	6,153	—	—

RSA Expense	576,537	—	6,320	570,217

Restructuring and other charges	18,301	18,301	—

Operating Profit	340,288	18,301	6,320	364,909

Net Interest Exp.	61,818	—	—
Other (income)/expense, net	1,921	—	—

Pretax income	276,549	18,301	6,320	301,170
Income taxes	81,023	(3,538)	(2,292)	86,853

Net income	195,526	14,763	4,028	214,317

Earnings per share — diluted	$2.46	$0.19	$0.05	$2.69

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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7270.
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and Chief Financial Officer

ANNEX A
DRAFT 8-K DISCLOSURE
Item 8.01 Other Events.
On February 25, 2010, at the time International Flavors & Fragrances Inc. (the “Company”) filed its Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), the Company had received a manually signed consent (the “Consent”) from PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, pursuant to which PricewaterhouseCoopers LLP consented to the incorporation by reference of its Report dated February 25, 2010 relating to the Company’s financial statements and financial statement schedule in the 2009 Form 10-K and the effectiveness of internal control over financial reporting of the Company in the Company’s Registration Statements on Form S-3 and Form S-8 listed on the Consent.
The Company filed the Consent as Exhibit 23 to its 2009 Form 10-K although inadvertently omitted the conformed electronic signature of PricewaterhouseCoopers LLP. In order to correct this inadvertent oversight, a copy of the Consent as originally filed, including the conformed electronic signature of PricewaterhouseCoopers LLP is attached as Exhibit 23 to this Current Report on Form 8-K and incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm, dated February 25, 2010, with conformed signature of PricewaterhouseCoopers LLP

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-46932, No. 333-59689 and No. 333-47856) and Form S-8 (No. 333-126421, No. 333-120158, No. 333-102825, No. 333-61072, No. 333-51436, No. 333-50752 and No. 33-54423) of International Flavors & Fragrances Inc. of our report dated February 25, 2010 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 25, 2010 relating to the financial statement schedule, which appears in this Form 10-K.
/s/ PricewaterhouseCoopers LLP
New York, New York
February 25, 2010